

08000302

January 3, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

# SUPPL

Re:        Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SSA-CP 001/2008**

   Subject:   Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in December 2007

   Date:      January 3, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

*Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.*

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

**PROCESSED**

**JAN 2 8 2008**

**THOMSON**
**FINANCIAL**

Faithfully yours,

Mr. Tanadit Charoenchan
Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure







# Summary Translation Letter
# To the Stock Exchange of Thailand
# January 3, 2008

SSA-CP 001/2008

January 3, 2008

Subject:   Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in December 2007

To:      The President
          The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

| Details of ESOP | Grant II | Grant III | Grant IV | Grant V |
|---|---|---|---|---|
| The number of warrants (units) | 4,400,100 | 5,894,200 | 7,562,100 | 10,033,800 |
| Issuing Date | May 30, 2003 | May 31, 2004 | May 31, 2005 | May 31, 2006 |
| Exercise Price (Baht/Share) | 6.279 | 13.913 | 16.441 | 11.87 |
| Exercise Ratio (warrant : ordinary share) | 1:204490 | 1:1.02245 | | 1:1 |
| Maturity of Warrants | 5 years from the issuing date | | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in December 2007, as follows;

| Outstanding of ESOP | Grant II | Grant III | Grant IV | Grant V |
|---|---|---|---|---|
| No. of exercised warrants in this month (units) | - | - | - | - |
| No. of remaining unexercised warrants (units) | 1,918,500 | 5,894,200 | 7,562,100 | 10,033,800 |
| No. of shares derived from this exercise (shares) | - | - | - | - |
| No. of remaining shares reserved for warrants (shares) | 3,923,203 | 6,026,200 | 7,732,100 | 10,058,800 |

